

16012923

ITED STATES
)EXCHANGE COMMISSION
.ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks	California	91360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave., Suite 230, Chatsworth, California 91311
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6.

Signature of Document Signer No. 1 — XXXXXXXXXXXXX *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 22 (*Date*) day of February (*Month*), 2016 (*Year*), by

(1) Tae P. Ho

(and (2) XXXXXXXXXXXXX *Name(s) of Signer(s)*),

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Amanda Jones
Signature of Notary Public


AMANDA JONES
Commission # 2124760
Notary Public - California
Ventura County
My Comm. Expires Aug 24, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 2/22/2016

Number of Pages: 2 **Signer(s) Other Than Named Above:** N/A XXXXXXXXXXX

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2015

 **Farber Hass Hurley** LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Gold Coast Securities, Inc.

We have audited the accompanying financial statements of Gold Coast Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gold Coast Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determining Reserve Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 Schedule IV, Schedule of Segregation Requirements and Funds, have been subjected to audit procedures performed in conjunction with the audit of Gold Coast Securities, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California

February 22, 2016

GOLD COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	81,006
Deposit with clearing organization		25,000
Receivable from broker-dealers and clearing organization		131,618
Other receivables		48,420
Office furniture and equipment, at cost, less accumulated depreciation of $54,526		6,194
Other assets		32,798
Total assets	$	325,036

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	76,099
Other liabilities		53,907
Deferred revenue, net		23,170
Total liabilities		153,176
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200 shares authorized, 102 shares issued and outstanding		5,843
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 284.66 shares issued and outstanding		67,655
Additional paid-in capital		17,991
Retained earnings		80,371
Total stockholders' equity		171,860
Total liabilities and stockholders' equity	$	325,036

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2015

Revenues:	
Commissions	$ 2,012,555
Investment advisory and management fees	596,234
Representative monthly fees	103,275
Miscellaneous income	9,401
Reimbursement income	41,615
Interest and dividend income	35
Total Revenue	2,763,115
Expenses:	
Commissions	1,670,413
Investment advisory and management fee expense	489,362
Employee compensation and benefits	296,389
Office expense	137,712
Occupancy	89,189
Legal and professional fees	19,681
Communications and data processing	18,865
Website maintenance and documentation	9,471
Bad debt expense	2,137
Clearing	6,394
Postage and delivery	3,619
Travel and entertainment	7,024
Depreciation and amortization	1,262
Other	2,124
Total Expenses	2,753,642
Income before income tax provision	9,473
Income tax provision	800
Net income	$ 8,673

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2015

Subordinated borrowings at beginning of year	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at end of year	$	-

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

	Series A Common Stock		Series B Common Stock		Additional Paid-in	Retained	Stockholders'
	Shares	Value	Shares	Value	Capital	Earnings	Equity
Balance at December 31, 2014	151	$7,265	542.34	$80,809	$3,515	$71,698	$163,287
Repurchase shares from stockholder - June 8, 2015	(49)	($1,422)	(257.68)	($13,154)	$14,476	-	($100)
Net income	-	-	-	-	-	$8,673	$8,673
Balance at December 31, 2015	102	$5,843	284.66	$67,655	$17,991	$80,371	$171,860

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

	2015
Cash flows from operating activities:	
Net income	$ 8,673
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Bad debt expense	2,137
Depreciation and amortization	1,262
Changes in:	
Receivable from broker-dealers and clearing organization	(75,868)
Other assets	2,158
Accounts payable and accrued expenses	38,084
Deferred revenue, net	8,964
Total adjustments	(23,263)
Net cash used in operating activities	(14,590)
Cash flows from investment activities:	
Purchase of furniture and equipment	(432)
Net cash used in investing activities	(432)
Cash flows from financing activities:	
Repurchase of common stock	(100)
Net cash used in financing activities	(100)
Net decrease in cash and cash equivalents	(15,122)
Cash and cash equivalents at beginning of year	96,128
Cash and cash equivalents at end of year	$ 81,006
Supplemental cash flow disclosures:	
Income tax payments	$ 800
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Gold Coast Securities, Inc. (a C-corporation) (the "Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

2. Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling life insurance and annuities; and providing investment advisory and management services.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and certificates of deposits. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

Investment Advisory Income
Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years.

2. Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution.

Advertising Costs

The Company expenses the cost of advertising in the year incurred. During the year ended December 31, 2015, such advertising expenses (included as part of "other" expenses) was under $1,000.

Subsequent Events

The Company evaluated subsequent events through February 22, 2016, the date the financial statements were issued.

3. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

3. Recently Issued Accounting Standards (continued)

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

4. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015, or during the year then ended.

5. Cash Segregated Under Federal and Other Regulations

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

6. Receivable From and Payable Clearing Organizations

Amounts receivable from and payable to clearing organizations were as follows for the year ending December 31, 2015:

December 31, 2015	***Receivable***	***Payable***
Receivable from clearing organization	$ 131,618	$ --
Fees and commissions receivable/payable	48,420	76,099
	$ 180,038	$ 76,099

6. Receivable From and Payable Clearing Organizations (continued)

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing LLC) on a fully disclosed basis. Pershing LLC is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

7. Related Party Activities

On June 8, 2015, a shareholder sold back to the Company his 49 shares of Series A common voting stock and 257.68 shares of Series B common non-voting stock, for an aggregate amount of $100. Currently, the Company has no plans to reissue the repurchased shares.

In connection with the buy back of the shares from the shareholder, the shareholders agreed to terminate the buy-sell partnership agreement between them, which stated that in the event of the death of any one of the three shareholders, the insurance proceeds would be utilized (as a down or full payment thereon) to repurchase the shareholder's interest in the Company from the shareholder's heirs, at a price as defined in the agreement.

8. Commitments and Contingencies

The Company has an operating lease for 1,782 square feet of office space in Thousand Oaks, California. The Company extended the lease for an additional twelve month period to be terminated on November 30, 2016. Current monthly rental payments are approximately $3,400. In addition, the Company executed a two year lease extension for the rental of 1,802 square feet of office space in Gold River, California, terminating on November 30, 2017. Current monthly rental payments are approximately $3,300.

Future minimum lease payments under the operating leases are as follows:

Year ending December 31,:		
2016	$	76,167
2017		35,680
2018		0
2019		0
2020		0
	$	111,847

8. Commitments and Contingencies (continued)

Lease payments for the year ended December 31, 2015 was $78,631, which is included in occupancy expense.

9. Property and Equipment

Property and equipment consists of the following as of December 31, 2015:

Computer, Phone & Equipment	$	32,378
Equipment Leases		9,570
Furniture		16,590
Software		2,182
Less: Accumulated Depreciation		(54,526)
Total Property and Equipment	$	6,194

Depreciation expense for the year ended December 31, 2015 was $1,262.

10. Retirement Plan

In August 2003, the Company established a 401(k) Profit Sharing Plan administered by Retirement Systems of California, Inc. The 401(k) Profit Sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped at $18,000 in 2015 (plus catch-up provisions).

All employees who are at least 21 years of age and have been employed by the Company for at least six months are eligible to participate. Plan contributions are self-directed. No employer matching contributions were made for the year ending December 31, 2015, however, the Company made a safe-harbor contribution of approximately $6,016 for the year ending December 31, 2015.

11. Major Revenue Concentration

For the year ended December 31, 2015 variable annuity, management fee, and mutual fund revenue were approximately 47%, 21% and 18%, of total revenue, respectively. The Company expects that most of this revenue will be recurring. In addition, approximately 37% of total revenues were generated from one insurance company.

11. Major Revenue Concentration (continued)

With respect to clearing organization receivables, such receivables normally arise from fees generated through clearing and execution services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers, mutual fund companies, and insurance companies as the source of these revenues. As of December 31, 2015, two product providers had balances of roughly 30% and 16% of total receivables, respectively.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had a bad debt expense of $2,137 for December 31, 2015.

12. Income Tax

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2015, the Company had a state and federal NOL carryforward of approximately $100,000 and $1,500, respectively, which will expire by 2032. As of December 31, 2015, there are no assurances the Company will be able to utilize such losses. As such, it did not recognize any tax expenses, other than the minimum state franchise tax of $800, for the year 2015.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is generally not subject to federal, state, or local tax examinations by taxing authorities for years before 2012. As of December 31, 2015, no taxing authority has proposed any adjustments to the Company's tax position.

13. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company's net capital measured $77,257 and its net capital ratio was 1.98 to 1.

14. Reconciliation of Net Capital

There was a difference of $41,207 between the Audited Financial Statements and the X-17A-5 as calculated by the Company as of December 31, 2015. The following describes the changes:

	Net Capital
Net Capital per X-17A-5	$ 118,464
Deduct	
Reclassification of representative receivables	(41,207)
Ending Net Capital per Audited Financial Statements	$ 77,257

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2015

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015

Net capital			
Total stockholders' equity		$	171,860
Deduct stockholders' equity not allowable for capital			-
Total stockholders' equity qualified for net capital			171,860
Add:			
Subordinated borrowings allowable in computation of net capital			-
Other (deductions) or allowable credits - deferred income taxes payable			-
Total capital and allowable subordinated borrowings			171,860
Deductions and/or charges:			
Nonallowable assets:			
Office furniture and equipment	6,194		
Other assets - registered representative receivables, net	48,420		
Receivable from broker-dealers, in excess of related payables	7,103		
Other assets - prepaid expenses and deposits	32,799		94,516
Net capital before haircuts on securities positions			77,344
Haircuts on securities positions			87
Net capital per audited financial statements		$	77,257
Aggregate indebtedness			
Items included in statement of financial condition:			
Accounts payable, accrued expenses, and deferred revenue, net,		$	153,176
Items not included in statement of financial condition			-
Total aggregate indebtedness (AI)		$	153,176
Computation of basic net capital requirement			
Minimum net capital required (6-2/3% of AI)		$	10,202
Minimum dollar net capital requirement		$	50,000
Minimum net capital required (greater of above):		$	50,000
Excess net capital over minimum net capital required		$	27,257
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$	67,055
Excess net capital at 1,000 percent (net capital - 10% of AI)		$	61,939
Ratio: Aggregate indebtedness to net capital			1.98 to 1

There is a difference of $41,207 between the preceeding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015

See Report of Independent Registered Public Accounting Firm

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2015

Not applicable

See Report of Independent Registered Public Accounting Firm

GOLD COAST SECURITIES

Member FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Gold Coast Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period January 1, 2015 through December 31, 2015.



Tae P. Ho
Chief Executive Officer
Gold Coast Securities, Inc.

01/07/2016
Date

275 E. Hillcrest Drive, Suite 225, Thousand Oaks, CA 91360
Tel. 805-496-3660 888-474-4610 Fax 805-496-3880

www.gcsec.com


Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Gold Coast Securities, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Gold Coast Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gold Coast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Gold Coast Securities, Inc. stated that Gold Coast Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2014 without exception. Gold Coast Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gold Coast Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Chatsworth, California

February 22, 2016

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Gold Coast Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Gold Coast Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Gold Coast Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Gold Coast Securities, Inc.'s management is responsible for Gold Coast Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the client's general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers contained in our section "B" work papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by Gold Coast Securities, Inc. supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Farber Hass Hurley LLP

Chatsworth, California

February 22, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3117*********************MIXED AADC 220
053148 FINRA DEC
GOLD COAST SECURITIES INC
275 E HILLCREST DR STE 225
THOUSAND OAKS CA 91360-8241

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tae P. Ho, (805) 496-3660

2. A.	General Assessment (item 2e from page 2)	$ 2,297
B.	Less payment made with SIPC-6 filed (exclude interest) 07/24/2015 Date Paid	(1,042)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,255

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,255

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gold Coast Securities, Inc.

(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 22 day of February, 20 16.

President

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,763,115
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,838,370
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,105
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,844,475
2d. SIPC Net Operating Revenues	$ 918,640
2e. General Assessment @ .0025	$ 2,297 (to page 1, line 2.A.)